UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71358 / January 21, 2014

Admin. Proc. File No. 3-15597

In the Matter of

ACIES CORPORATION,
IMMTECH PHARMACEUTICALS, INC.,
MRU HOLDINGS, INC.,
MSTI HOLDINGS, INC.,
NESTOR, INC.,
NEW GENERATION HOLDINGS, INC., AND
NUEVO FINANCIAL CENTER, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Acies Corporation, Immtech Pharmaceuticals, Inc.,
MRU Holdings, Inc., MSTI Holdings, Inc., Nestor, Inc., New Generation Holdings, Inc., and
Nuevo Financial Center, Inc., and the Commission has not chosen to review the decision on its
own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Acies Corporation, Immtech Pharmaceuticals, Inc.,
MRU Holdings, Inc., MSTI Holdings, Inc., Nestor, Inc., New Generation Holdings, Inc., and
Nuevo Financial Center, Inc. The order contained in that decision is hereby declared effective.
The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of
1934, the registration of each class of registered securities of Acies Corporation, Immtech

---

[1]   17 C.F.R. ' 201.360(d).

[2]   *Acies Corp., Immtech Pharm., Inc., MRU Holdings, Inc., MSTI Holdings, Inc., Nestor, Inc.,
New Generation Holdings, Inc., and Nuevo Fin. Ctr., Inc.,* Initial Decision Rel. No. 531 (Nov.
22, 2013), 107 SEC Docket 13, 2013 WL 6145136. The stock symbols and Central Index Key
numbers are: ACIE and 1138462 for Acies Corporation.; IMMP and 882509 for Immtech
Pharmaceuticals, Inc.*;* UNCLQ and 1145202 for MRU Holdings; MSHI and 1372305 for MSTI
Holdings, Inc.; NEST and 720851 for Nestor, Inc.; NGHO and 1024605 for New Generation
Holdings, Inc.; NVFN and 1119689 for Nuevo Financial Center, Inc.

Pharmaceuticals, Inc., MRU Holdings, Inc., MSTI Holdings, Inc., Nestor, Inc., New Generation Holdings, Inc., and Nuevo Financial Center, Inc., is revoked.

     For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

INITIAL DECISION RELEASE NO. 531
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15597

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ACIES CORPORATION, IMMTECH PHARMACEUTICALS, INC., MRU HOLDINGS, INC., MSTI HOLDINGS, INC., NESTOR, INC., NEW GENERATION HOLDINGS, INC., AND NUEVO FINANCIAL CENTER, INC.	INITIAL DECISION ON DEFAULT November 22, 2013

APPEARANCE: David S. Frye for Division of Enforcement, Securities and Exchange Commission

No one appeared for any Respondent.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on October 31, 2013. The OIP alleges that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and they repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. Respondents were required to answer within ten days of service of the OIP. See OIP at 4; 17 C.F.R. § 201.220(b). All Respondents were served with the OIP by November 4, 2013. See 17 C.F.R. § 201.141(a)(2)(ii).

Respondents are in default because they did not file an Answer, participate in the prehearing conference on November 21, 2013, or otherwise defend the proceeding. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the following allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

Acies Corporation (Acies), Central Index Key (CIK) No. 1138462, is a defaulted Nevada corporation located in North Miami Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Acies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010. As of October 28, 2013, the common stock of Acies was quoted on OTC Link operated by OTC Markets Group Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Immtech Pharmaceuticals, Inc. (Immtech), CIK No. 882509, is a delinquent Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Immtech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 2009, which reported a net loss of $6,501,903 for the prior year. As of October 28, 2013, the common stock of Immtech was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MRU Holdings, Inc. (MRU Holdings), CIK No. 1145202, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MRU Holdings is delinquent in its periodic filings with the Commission, having not filed periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $18,570,000 for the prior three months. On February 6, 2009, MRU Holdings filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was still pending as of October 28, 2013. As of October 28, 2013, the common stock of MRU Holdings was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MSTI Holdings, Inc. (MSTI Holdings), CIK No. 1372305, is a void Delaware corporation located in Hawthorne, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MSTI Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $5,416,914 for the prior nine months. As of October 28, 2013, the common stock of MSTI Holdings was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Nestor, Inc. (Nestor), CIK No. 720851, is a void Delaware corporation located in Providence, Rhode Island, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Nestor is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $7,252,000 for the prior nine months. As of October 28, 2013, the common stock of Nestor was quoted on OTC Link, had thirteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

New Generation Holdings, Inc. (New Generation), CIK No. 1024605, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New Generation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $30,978 for the prior six months. As of October 28, 2013, the common stock of New Generation was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Nuevo Financial Center, Inc. (Nuevo), CIK No. 1119689, is a void Delaware corporation located in Union City, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Nuevo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $898,957 for the prior nine months. On January 28, 2008, Nuevo filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was closed on October 29, 2008. As of October 28, 2013, the common stock of Nuevo was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. Moreover, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission did not received such letters.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that each Respondent repeatedly failed to file periodic reports for between three to six years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Acies Corporation, Immtech Pharmaceuticals, Inc., MRU Holdings, Inc., MSTI Holdings, Inc., Nestor, Inc., New Generation Holdings, Inc., and Nuevo Financial Center, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. 17 C.F.R. § 201.155(b).

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Brenda P. Murray,
Chief Administrative Law Judge